                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

         PATRIOT AMERICAN HOSPITALITY, INC./WYNDHAM INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    703352203
                                 (CUSIP NUMBER)

                             YEAR END 12/31/98 - 13G
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

(1)       Name of Reporting Persons                                         PaineWebber Group Inc.
          S.S. or I.R.S. Identification                                     13-2760086
          Nos. of Above Persons

(2)       Check the Appropriate Box if a Member of Group                    (a)
          (See Instructions)                                                (b)      X

(3)       SEC Use Only

(4)       Citizenship of Place of Organization                              State of Delaware

          Number of Shares Beneficially Owned by Each Reporting             (5)      Sole Voting Power             5,724,688
          Person With                                                       (6)      Shared Voting Power                   0
                                                                            (7)      Sole Dispositive Power        5,328,745
                                                                            (8)      Shared Dispositive Power        654,784
(9)       Aggregate Amount Beneficially Owned by Each Reporting Person               5,983,529

(10)      Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)

(11)      Percent of Class Represented by Amount in Row 9                            3.3%

(12)      Type of Reporting Person (See Instructions)                                HC,CO

Item 1 (a)         Name of Issuer
                   PATRIOT AMERICAN HOSPITALITY, INC./
                   WYNDHAM INTERNATIONAL, INC.

Item 1 (b)         Address of Issuer's Principal Executive Offices
                   1950 Stemmons Freeway, Suite 6001
                   Dallas, TX  75207

Item 2 (a)         Name of Person Filing

                   PaineWebber Group Inc.

Item 2 (b)         Address of Principal Business office:

                   1285 Avenue of the Americas
                   New York, N.Y. 10019-6028

Item 2 (c)         Citizenship:

                   State of Delaware

Item 2 (d)         Title of Class of Securities.
                   Common Stock


Item 2 (e)         CUSIP Number.
                   703352203

Item 3             The person filing this statement pursuant to Rule 13-1 (b) or 13-d-2 is:
                   (g)      Parent Holding Company, in accordance with 240.13d-1(b) ii(g)
Item 4             Ownership
(a)                Amount Beneficially Owned                                                        5,983,529
(b)                Percent of
                   Class                                                                                  3.3%
(c)                Number of shares as to which such person has:
                   (i)      sole power to vote or to direct the vote                                5,724,688
                   (ii)     shared power to vote or to direct the vote                                      0
                   (iii)    sole power to dispose or to direct the disposition of                   5,328,745
                   (iv)     shared power to dispose or to direct the disposition of                   654,784

Item 5             Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                   securities, check the following........................................................|X|

Item 6             Ownership of More than Five Percent on Behalf of Another Person

                   Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                                 PWI - 5,980,429

                                  MHII - 3,100

                   Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8             Identification and Classification of Members of the Group

                   Inapplicable

Item 9             Notice of Dissolution of the Group.

                   Inapplicable

Item 10            Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                   Date:            February 12, 1999
                                    --------------------------------------------

                   Signature:       /S/ Regina Dolan
                                    --------------------------------------------
                   Name and Title:               Regina Dolan
                                    Vice President and Chief Financial Officer